Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

02 AUG 27 AM 8:07

SUPPL

02049615

5th August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited

We enclose for your information a notification dated 5th August 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

encl.

dlw 9/5

F:\WIN\Dairy Farm\Share Repurchase.doc

Full Text Announcement

Company Dairy Farm International Hldgs Ld
TIDM DFI
Headline Purchase of Own Securities
Released 10:57 5 Aug 2002
Number 5447Z

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

SHARE REPURCHASE

Please be advised of the following repurchase by DFIH of its ordinary shares in the market:-

Date of repurchase	: 5th August 2002
Total number of shares repurchased	: 259,900 shares
Highest price paid per share	: US$0.860
Lowest price paid per share	: US$0.855

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

5th August 2002

www.dairyfarmgroup.com

END